

03002606

D STATES
CHANGE COMMISSION
Washington, D.C. 20549

VF 2-19-03

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SEC MAIL
RECEIVED
PROCESSING
FEB - 7 2003
WASH. D.C.
181
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44982

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Steven D. Chang Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Kelleran Street
(No. and Street)

Houlton (City) ME (State) 04730 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Collum (207) 532-1185
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Chester M. Kearney, CPA's
(Name – *if individual, state last, first, middle name*)

PO Box 744 (Address) Houlton (City) ME (State) 04730 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 06 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB 3-5

OATH OR AFFIRMATION

I, Michael Collum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Steven D. Chang Group, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not applicable

[signature]
Signature

President
Title

SARAH R. GRAHAM
Notary Public, Maine
My Commission Expires January 7, 2006

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STEVEN D. CHANG GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

TABLE OF CONTENTS



Chester M. Kearney
Certified Public Accountants

4 North Street, Houlton, Maine 04730
207-532-4271

Steve E. Bird, CPA
Herman Belanger, CPA
Paul J. Callnan, CPA

INDEPENDENT AUDITORS' REPORT

Board of Directors
Steven D. Chang Group, Inc.

We have audited the accompanying statements of financial position of Steven D. Chang Group, Inc. (an S corporation) as of December 31, 2002 and 2001 and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted accounting standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Steven D. Chang Group, Inc. at December 31, 2002 and 2001, and the results of its operations and cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Houlton, Maine
January 24, 2003

Chester M Kearney

STEVEN D. CHANG GROUP, INC.

STATEMENTS OF FINANCIAL POSITION

DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
CURRENT ASSETS		
Cash	12,064	11,702
	12,064	11,702

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
STOCKHOLDERS' EQUITY		
Common stock, $1 par value, authorized 1,000 shares, issued 1,000 shares	1,000	1,000
Additional paid-in capital	9,512	9,512
Retained earnings	1,552	1,190
	12,064	11,702
	12,064	11,702

See notes to financial statements

STEVEN D. CHANG GROUP, INC.

STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
REVENUES		
Commissions	17,431	17,271
	17,431	17,271
EXPENSES		
Employee compensation	2,910	2,833
Dues and fees	1,262	1,271
Professional services	1,350	1,500
Office expense	338	746
Taxes and licenses	60	60
Travel	72	1,897
Rent		64
Other expenses	69	151
	6,061	8,522
NET INCOME	11,370	8,749

See notes to financial statements

STEVEN D. CHANG GROUP, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common		Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
	Shares	Amount			
Balance at December 31, 2000	1,000	1,000	9,512	2,659	13,171
Net income				8,749	8,749
Dividend distributions				(10,218)	(10,218)
Balance at December 31, 2001	1,000	1,000	9,512	1,190	11,702
Net income				11,370	11,370
Dividend distributions				(11,008)	(11,008)
Balance at December 31, 2002	1,000	1,000	9,512	1,552	12,064

See notes to financial statements

STEVEN D. CHANG GROUP, INC.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Commissions received	17,431	17,271
Cash paid to suppliers and employees	(6,061)	(8,522)
Net cash provided by operating activities	11,370	8,749
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividend distributions	(11,008)	(10,218)
Net cash used in financing activities	(11,008)	(10,218)
NET INCREASE (DECREASE) IN CASH	362	(1,469)
CASH AT BEGINNING OF YEAR	11,702	13,171
CASH AT END OF YEAR	12,064	11,702
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
Net income	11,370	8,749
Adjustments to reconcile net income to net cash provided by operating activities	None	None
NET CASH PROVIDED BY OPERATING ACTIVITIES	11,370	8,749

See notes to financial statements

NOTES TO FINANCIAL STATEMENTS

(1) SIGNIFICANT ACCOUNTING POLICIES

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The broker-dealer's primary source of revenue is providing brokerage services to customers, who are predominantly small and middle-market businesses and middle-income individuals.

As the Company sells mutual funds solely by subscription, the Company claims an exemption from SEC Rule 15c3-3.

The Company has elected to be taxed as an S corporation effective March 30, 2000. Under the provisions of Subchapter S of the Internal Revenue Code, earnings are taxable directly to the shareholders.

For the purpose of the statement of cash flows, the Company considers all unrestricted, highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

SUPPLEMENTARY SCHEDULE/REPORT

STEVEN D. CHANG GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2002

Net Capital	
Total stockholders' equity	12,064
Net capital	12,064
Computation of basic net capital requirement	
Minimum net capital required	
Company	5,000

There is no material difference between the computation reported on the broker dealer's unaudited filing of Part II or Part IIA of the FOCUS report and the audited computations as shown above.



Chester M. Kearney
Certified Public Accountants

4 North Street, Houlton, Maine 04730
207-532-4271

Steve E. Bird, CPA
Herman Belanger, CPA
Paul J. Callnan, CPA

Board of Directors
Steven D. Chang Group, Inc.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

In planning and performing our audit of the financial statements of Steven D. Chang Group, Inc., for the years ended December 31, 2002 and 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal controls to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 and 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Houlton, Maine
January 24, 2003